UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
AMGEN RETIREMENT AND SAVINGS PLAN
(Full title of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

Amgen Retirement and Savings Plan
Audited Financial Statements
and Supplemental Schedule
Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Amgen Retirement and Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Amgen Retirement and Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP

We have served as the Plan’s auditor since at least 1989, but we are unable to determine the specific year.
Los Angeles, California
June 14, 2023

Amgen Retirement and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Assets
Investments at fair value	$5,377,700,230	$6,436,111,194
Investments in fully benefit-responsive investment contracts at contract value	652,003,057	714,985,494
Notes receivable from participants	30,480,124	30,628,567
Other – principally due from broker	4,090,891	4,502,530
Total assets	6,064,274,302	7,186,227,785
Liabilities
Other – principally due to broker	7,264,329	6,957,185
Total liabilities	7,264,329	6,957,185
Net assets available for benefits	$6,057,009,973	$7,179,270,600
See accompanying notes.

Amgen Retirement and Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2022
Additions to (deductions from) net assets:
Employer contributions	$201,864,096
Participant contributions	178,185,654
Rollover contributions	32,721,564
Interest and dividend income	42,567,750
Net realized/unrealized losses	(1,133,756,960)
Interest income on notes receivable from participants	1,410,247
Benefits paid	(433,415,322)
Investment and administrative fees	(11,837,656)
Net decrease	(1,122,260,627)
Net assets available for benefits at beginning of year	7,179,270,600
Net assets available for benefits at end of year	$6,057,009,973
See accompanying notes.

Amgen Retirement and Savings Plan
Notes to Financial Statements
December 31, 2022
1. Description of the Plan
The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective April 1, 1985, and was amended and restated effective January 1, 2017, and subsequently amended, with the most recent amendment adopted on December 19, 2022. The Plan is a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company or Amgen) and participating subsidiaries. The Plan is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions, Roth contributions (in accordance with the Code), after-tax contributions or a combination of these types of contributions (together, Individual Contributions). A participant’s combined pre-tax contributions and Roth contributions (exclusive of catch-up contributions discussed below) are subject to Internal Revenue Service (IRS) and Plan limits and could not exceed a maximum of $20,500 in 2022. Participant after-tax contributions are subject to IRS and Plan limitations and could not exceed a maximum of $10,000 in 2022. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their Individual Contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional Individual Contributions, referred to as catch-up contributions, that are subject to IRS and Plan limitations and could not exceed $6,500 in 2022. Catch-up contributions may be made as pre-tax contributions, Roth contributions or a combination of these types of contributions. Participants may also contribute pre-tax, Roth and after-tax amounts representing distributions from certain retirement plans qualified in the United States or certain individual retirement accounts (IRAs), referred to as rollover contributions (as defined in the Plan).
Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make Individual Contributions to the Plan, equal to 5% of each participant’s eligible compensation (Core Contributions) up to a maximum of $15,250 in 2022. In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions or Roth contributions, including such contributions designated as catch-up contributions, of up to 5% of eligible compensation (Matching Contributions) up to a maximum of $15,250 in 2022.
Also, the Company can, at its discretion, make a special contribution (Special Contribution) on behalf of a participant who is in his or her initial year of employment with the Company and who could not make the maximum participant contribution permitted under the Plan because in the same Plan year he or she previously made pre-tax salary deferrals under a prior unrelated employer’s qualified plan.
Participants select the investments in which their Individual Contributions, including their Core Contributions, Matching Contributions and Special Contributions, if any, (collectively, Company Contributions) are to be invested, electing among various alternatives, including Amgen common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
Vesting
Participants are immediately vested with respect to their Individual Contributions, Matching Contributions and Special Contributions, if any, and earnings and losses (hereafter referred to as earnings) thereon. Participants hired prior to January 1, 2020, are also immediately vested with respect to their Core Contributions and earnings thereon. Participants hired on or after January 1, 2020, vest in full with respect to their Core Contributions and earnings thereon after three years of service, as defined by the terms of the Plan, or upon reaching age 65 while employed by Amgen, if earlier. If a participant ceases to be an employee before fully vesting in their account, the non-vested portion of the participant’s account will be treated as a forfeiture, as defined by the terms of the Plan, on the earlier of (a) the date the participant incurs a five-year break in service, as defined by the terms of the Plan or, (b) the date the participant receives a distribution of the entire vested portion of their account.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s Individual Contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Plan participants can invest in seven different asset classes as well as Amgen stock or can actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios invest in various types of assets, including publicly traded common and preferred stocks, collective trust funds and investment contracts. The asset classes are designed to provide participants with choices among a variety of investment objectives.
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, participants may elect to receive a full or partial distribution of their account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; (d) cash installments over 10 years; or (e) a rollover distribution to an eligible retirement plan.
Participants may also elect to maintain their account balance in the Plan subsequent to termination of employment, provided that their account balance is greater than $1,000.
If a participant dies before receiving the value of his or her account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
No withdrawals may be made from the Plan while a participant continues to be employed by the Company except in certain circumstances including, but not limited to, financial hardship, disability and attainment of age 59 1/2.
Amgen Stock Dividends
Participants that invest in Amgen stock may elect to receive distributions of cash with respect to dividends the Company pays on Amgen stock or reinvest such dividends to acquire additional shares of Amgen stock.
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount that may not exceed the lesser of: (a) 50% of the participant’s account balance (exclusive of amounts related to Roth contributions and earnings thereon) or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods of up to five years, unless the loan is used to acquire a principal

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would become fully vested in Core Contributions and receive distributions of their account balances.
Trustees and Custodians
Bank of America, N.A. is the Plan’s trustee and custodian with respect to the self-directed brokerage arrangement and the Amgen common stock fund. The Northern Trust Company, NA (Northern) is the Plan’s trustee and custodian with respect to the asset classes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Benefits to participants are recorded when paid.
Fair Value Measurement
The investments of the Plan are reported at fair value, except for fully benefit-responsive investment contracts, discussed below. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Fully Benefit-Responsive Investment Contracts
As of December 31, 2022 and 2021, the Plan had fully benefit-responsive investment contracts, including synthetic investment contracts and an insurance separate accounts contract (collectively, security-backed contracts). The synthetic investment contracts are comprised of wrapper contracts issued by insurance companies backed by the Plan’s ownership in collective trust funds that invest in fixed income securities. The insurance separate accounts contract is a contract issued by an insurance company backed by specified separate accounts of the issuer which are comprised of fixed income securities. Contract value is the relevant measurement attribute for security-backed contracts because this is the amount participants would receive if they were to initiate qualified transactions related to these investments. The issuers of the Plan’s security-backed contracts credit the Plan with stated rates of interest, and the issuers guarantee that all qualified participant withdrawals related to the contracts will be at contract value, except as discussed below. The crediting rates provide for realized and unrealized gains and losses on the underlying assets to be amortized over the expected duration of the underlying investments through adjustments to the future interest crediting rates rather than being reflected immediately in the net assets of the Plan. The contract values of the Plan’s security-backed contracts were as follows:

	December 31,
	2022	2021
Synthetic investment contracts	$520,899,132	$533,077,342
Insurance separate accounts contract	131,103,925	181,908,152
Total fully benefit-responsive investment contracts	$652,003,057	$714,985,494

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
The security-backed contracts provide for withdrawals at other than contract value associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are made at contract value, modified by a market value adjustment as defined in the contract. Circumstances which may trigger a market value adjustment are generally defined as any event that, in the reasonable determination of the issuer, has or will have a material adverse effect on the issuer’s interest under the contract. Such events may include, but are not limited to: (a) material amendments to the Plan’s structure or administration; (b) changes in or the creation of competing investment options; (c) complete or partial termination of the Plan; (d) removal of a specifically identifiable group of employees from coverage under the Plan; (e) a change in law, regulation, ruling, administrative position, or accounting standard applicable to the Plan; or (f) communication to Plan participants designed to influence a participant not to invest in the asset class that contains these contracts. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
These security-backed contracts are evergreen contracts with no maturity dates, but do contain termination provisions. The issuer is obligated to pay the excess contract value when the fair value of the underlying investments equals zero. In addition, if the Plan defaults in its obligations under the security-backed contract and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for investment options representing varied combinations of equities (including Amgen stock), fixed income, and other investments. Investments, in general, particularly in securities, are exposed to various risks, such as interest rate, inflation, market and credit risks, among others. Market risk includes global events which could impact the value of investments, including securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, including securities, it is at least reasonably possible that changes in the values of the Plan’s investments, including securities, will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs;
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.
The following fair value hierarchy tables present information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2022, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$371,583,932	$—	$—	$371,583,932
Cash and cash equivalents	1,864,522	—	—	1,864,522
Collective trust funds	—	3,186,188,526	—	3,186,188,526
Common and preferred stocks	1,087,736,640	—	—	1,087,736,640
Debt securities	—	3,011	—	3,011
Mutual funds	86,858,925	—	—	86,858,925
Self-directed brokerage accounts	641,127,619	2,337,055	—	643,464,674
Total investments at fair value	$2,189,171,638	$3,188,528,592	$—	$5,377,700,230

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)

	Fair value measurements at December 31, 2021, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$331,811,884	$—	$—	$331,811,884
Cash and cash equivalents	49,649,048	—	—	49,649,048
Collective trust funds	—	3,643,993,561	—	3,643,993,561
Common and preferred stocks	1,546,823,788	—	—	1,546,823,788
Debt securities	—	4,828	—	4,828
Mutual funds	81,887,302	—	—	81,887,302
Self-directed brokerage accounts	780,896,567	1,044,216	—	781,940,783
Total investments at fair value	$2,791,068,589	$3,645,042,605	$—	$6,436,111,194
The fair values of substantially all common stocks (including Amgen stock), preferred stocks, publicly traded mutual funds and underlying investments of self-directed brokerage accounts are valued using quoted market prices in active markets with no valuation adjustment.
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as the basis for current transactions.
4. Income Tax Status
The Plan received a determination letter from the IRS dated February 22, 2018, stating that, conditioned on the adoption of proposed Plan amendments submitted to the IRS on February 15, 2018, the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. There have been six subsequent amendments to the Plan, including amendments to satisfy the conditions in the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Company has indicated that it currently intends to continue to take the necessary steps, if any, to maintain the Plan’s compliance with the applicable requirements of the Code.
5. Party-in-Interest Transactions
Parties-in-interest are certain entities defined under Department of Labor regulations, including Amgen, and other parties that provide services to the Plan, such as the trustees, custodians and investment managers. The Plan pays the trustees certain administrative and investment management fees, and the Company pays certain administrative fees on behalf of the Plan. The Plan invests in collective trust funds managed by Northern, certain of the Plan’s investment managers and other third parties and may invest in securities of entities that are parties-in-interest. The Plan also invests in shares of common stock of Amgen and receives dividends on those shares. Notes receivable from participants are also considered party-in-interest transactions. In addition, Northern enters into security-backed contracts with certain insurance companies on behalf of the Plan.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
6. Reconciliation of Financial Statements to the Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 consisted of the following:

	December 31,
	2022	2021
Net assets available for benefits per the financial statements	$6,057,009,973	$7,179,270,600
Adjustment to fair value for fully benefit-responsive investment contracts	(58,471,009)	2,393,677
Amounts allocated to withdrawing participants	(1,385,506)	(3,044,375)
Deemed loans	(428,469)	(384,631)
Net assets per the Form 5500	$5,996,724,989	$7,178,235,271
The following is a reconciliation of the net investment loss per the financial statements to the Form 5500:

Year Ended December 31, 2022
Interest and dividend income	$42,567,750
Net realized/unrealized losses	(1,133,756,960)
Net investment loss per the financial statements	(1,091,189,210)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Less prior-year adjustment	(2,393,677)
Add current-year adjustment	(58,471,009)
Total net investment loss per the Form 5500	$(1,152,053,896)
The following is a reconciliation of expenses per the financial statements to the Form 5500:

Year Ended December 31, 2022
Benefits paid	$(433,415,322)
Investment and administrative fees	(11,837,656)
Total expenses per the financial statements	(445,252,978)
Amounts allocated to withdrawing participants at December 31, 2021	3,044,375
Amounts allocated to withdrawing participants at December 31, 2022	(1,385,506)
Deemed loans at December 31, 2021	384,631
Deemed loans at December 31, 2022	(428,469)
Total expenses per the Form 5500	$(443,637,947)

Supplemental Schedule
Amgen Retirement and Savings Plan
EIN: 95-3540776 Plan: #001
As of December 31, 2022
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value

Amgen stock*	Employer Securities 1,414,803 shares	$371,583,932
			$371,583,932

Capital Preservation Asset Class:
Galliard Intermediate Core Fund L*	Collective Trust Fund 20,795,318 units	274,598,013
Galliard Short Core Fund F*	Collective Trust Fund 13,343,038 units	199,685,238
Metropolitan Life Contract*	Insurance Separate Accounts Investment Contract 1,028,224 units	119,248,796
Galliard Short-Term Investment Fund A S*	Collective Trust Fund 34,682,824 units	34,682,824
NT Collective Short Term Investment Fund*	Collective Trust Fund 32,360,600 units	32,360,600
Wrapper Contracts		—
Total Capital Preservation Asset Class			660,575,471

Fixed Income Active Asset Class:
Metlife Core Plus Collective Fund*	Collective Trust Fund 7,794,045 units	72,484,622
Wellington Core Bond Plus Portfolio Collective Investment Trust II*	Collective Trust Fund 6,549,210 units	72,303,276
Schroder Global Strategic Bond Trust Class W*	Collective Trust Fund 2,357,204 units	23,218,462
Putnam Absolute Return Fixed Income Fund*	Collective Trust Fund 315,355 units	23,162,850
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund 109,420 units	15,384,403
Banc America Alternative Loan Trust Series 2004-6 Class 4A 15.0% Due 10-25-2048*	Corporate Bond 2,379 units	1,901
GMAC Mortgage Loan Trust 2003/J10 4.75% Due 01/25/2019	Corporate Bond 1,132 units	1,110
Total Fixed Income Active Asset Class			206,556,624

Fixed Income Index Asset Class:
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund 7,413,792 units	1,042,379,189
Total Fixed Income Index Asset Class			1,042,379,189

U.S. Equity Active Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 916,387 units	54,551,618
NT Collective Short Term Investment Fund*	Collective Trust Fund 34,267,621 units	34,267,621
Visa Inc. Class A	Common and Preferred Stock 149,743 shares	31,110,606
Microsoft Corporation	Common and Preferred Stock 103,101 shares	24,725,682
General Electric	Common and Preferred Stock 241,565 shares	20,240,731
Amazon.com, Inc.	Common and Preferred Stock 203,990 shares	17,135,160
CoStar Group Inc.	Common and Preferred Stock 201,426 shares	15,566,201
TransDigm Group Inc.	Common and Preferred Stock 21,359 shares	13,448,694
Intuit	Common and Preferred Stock 33,709 shares	13,120,217

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Netflix, Inc.	Common and Preferred Stock 43,034 shares	12,689,866
Ball Corporation	Common and Preferred Stock 224,791 shares	11,495,812
Amazon Inc.	Common and Preferred Stock 127,655 shares	10,723,020
DEX Inc.	Common and Preferred Stock 94,556 shares	10,707,521
The Carlyle Group Inc.	Common and Preferred Stock 340,558 shares	10,162,251
Heico Corporation Class A	Common and Preferred Stock 84,583 shares	10,137,273
UnitedHealth Group Inc.	Common and Preferred Stock 18,842 shares	9,989,652
Alphabet Inc.	Common and Preferred Stock 111,264 shares	9,872,455
ServiceNow, Inc.	Common and Preferred Stock 25,225 shares	9,794,111
Mastercard Inc. Class A	Common and Preferred Stock 27,981 shares	9,729,833
KKR & Company Inc. Class A	Common and Preferred Stock 203,546 shares	9,448,605
Jones Lang LaSalle Inc.	Common and Preferred Stock 59,246 shares	9,442,035
Skyworks Solutions Inc	Common and Preferred Stock 101,963 shares	9,291,888
Qorvo, Inc.	Common and Preferred Stock 101,499 shares	9,199,869
Citigroup Inc.	Common and Preferred Stock 201,874 shares	9,130,761
Danaher Corporation	Common and Preferred Stock 34,228 shares	9,084,796
Skechers USA Inc. Class A	Common and Preferred Stock 216,117 shares	9,066,108
Dow Inc.	Common and Preferred Stock 169,567 shares	8,544,481
Workday Inc. Class A	Common and Preferred Stock 50,041 shares	8,373,361
Salesforce.com Inc.	Common and Preferred Stock 63,086 shares	8,364,573
MSCI Inc.	Common and Preferred Stock 17,624 shares	8,198,156
Alphabet Inc. Class C	Common and Preferred Stock 90,086 shares	7,993,331
SS&C Technologies Holdings Inc.	Common and Preferred Stock 150,989 shares	7,860,487
Yum! Brands Inc.	Common and Preferred Stock 61,326 shares	7,854,634
Thermo Fisher Corporation	Common and Preferred Stock 14,144 shares	7,788,959
S&P Global Inc	Common and Preferred Stock 23,194 shares	7,768,598
Lear Corporation	Common and Preferred Stock 60,595 shares	7,514,992
Applied Materials Inc.	Common and Preferred Stock 76,950 shares	7,493,391
Ecolab Inc.	Common and Preferred Stock 49,495 shares	7,204,492
salesforce.com, inc.	Common and Preferred Stock 54,265 shares	7,194,996
Wells Fargo & Company*	Common and Preferred Stock 173,140 shares	7,148,951
Block, Inc.	Common and Preferred Stock 108,121 shares	6,794,324
Merit Medical Systems Inc.	Common and Preferred Stock 95,329 shares	6,732,134
Equinix Inc.	Common and Preferred Stock 10,222 shares	6,695,717
Ares Management Corporation	Common and Preferred Stock 97,564 shares	6,677,280
Henry Schein Inc.	Common and Preferred Stock 82,753 shares	6,609,482
Match Group Inc.	Common and Preferred Stock 158,284 shares	6,567,203
Anthem Inc.	Common and Preferred Stock 12,669 shares	6,498,817
Autodesk Inc.	Common and Preferred Stock 34,741 shares	6,492,051
Fresenius Medical Care	Common and Preferred Stock 394,430 shares	6,444,986
QuidelOrtho Corporation	Common and Preferred Stock 75,205 shares	6,442,812

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Regeneron Pharmaceuticals, Inc.	Common and Preferred Stock 8,886 shares	6,411,160
Edison International	Common and Preferred Stock 100,177 shares	6,373,261
Intuitive Surgical, Inc.	Common and Preferred Stock 23,943 shares	6,353,275
Capital One Financial Corporation	Common and Preferred Stock 67,296 shares	6,255,836
Iqvia Holdings Inc.	Common and Preferred Stock 30,323 shares	6,212,879
Newell Brands Inc.	Common and Preferred Stock 471,754 shares	6,170,542
STERIS plc	Common and Preferred Stock 33,346 shares	6,158,673
Clean Harbors Inc.	Common and Preferred Stock 53,656 shares	6,123,223
CBRE Group Inc. Class A	Common and Preferred Stock 79,495 shares	6,117,935
NICE Limited	Common and Preferred Stock 31,447 shares	6,047,258
Wabtec Corporation	Common and Preferred Stock 60,293 shares	6,017,844
The Sherwin-Williams Company	Common and Preferred Stock 25,252 shares	5,993,057
MetLife Inc.*	Common and Preferred Stock 81,528 shares	5,900,181
Lam Research Corporation	Common and Preferred Stock 13,971 shares	5,872,011
Ritchie Bros. Auctioneers Inc.	Common and Preferred Stock 100,945 shares	5,837,649
Waste Connections Inc.	Common and Preferred Stock 42,173 shares	5,590,453
Aon PLC	Common and Preferred Stock 18,608 shares	5,585,005
Cognizant Technology Solutions Corporation Class A	Common and Preferred Stock 95,458 shares	5,459,243
Starbucks Corporation	Common and Preferred Stock 54,776 shares	5,433,779
Halozyme Therapeutics Inc.	Common and Preferred Stock 94,436 shares	5,373,408
Equitable Holdings Inc.	Common and Preferred Stock 184,345 shares	5,290,702
American Express Company	Common and Preferred Stock 35,666 shares	5,269,652
FleetCor Technologies, Inc.	Common and Preferred Stock 28,174 shares	5,175,000
JP Morgan Chase & Company	Common and Preferred Stock 37,836 shares	5,073,808
FMC Corporation	Common and Preferred Stock 40,278 shares	5,026,694
Voya Financial Inc.	Common and Preferred Stock 81,099 shares	4,986,778
Synopsys Inc.	Common and Preferred Stock 15,542 shares	4,962,405
Sensata Technologies BV Holding	Common and Preferred Stock 122,013 shares	4,926,885
Gildan Activewear Inc.	Common and Preferred Stock 178,471 shares	4,890,105
Adobe Systems Inc.	Common and Preferred Stock 14,312 shares	4,816,417
Alight Inc. Class A	Common and Preferred Stock 572,144 shares	4,783,124
Booking Holdings Inc.	Common and Preferred Stock 2,371 shares	4,778,229
Shopify Inc	Common and Preferred Stock 137,098 shares	4,758,672
Ametek Inc.	Common and Preferred Stock 33,886 shares	4,734,552
Charles River Laboratories International Inc.	Common and Preferred Stock 21,571 shares	4,700,321
Amdocs Limited	Common and Preferred Stock 51,242 shares	4,657,898
American International Group Inc.*	Common and Preferred Stock 71,278 shares	4,507,621
Axis Capital Holdings Limited	Common and Preferred Stock 82,372 shares	4,462,091
J2 Global Inc.	Common and Preferred Stock 56,357 shares	4,457,839
Dollar General Corporation	Common and Preferred Stock 18,034 shares	4,440,873
Frontdoor Inc.	Common and Preferred Stock 210,580 shares	4,380,064
Uber Technologies Inc.	Common and Preferred Stock 176,662 shares	4,368,851
Bristol Myers Squibb	Common and Preferred Stock 60,424 shares	4,347,507
Warner Music Group Corporation Class A	Common and Preferred Stock 123,966 shares	4,341,289

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Abbott Laboratories	Common and Preferred Stock 39,208 shares	4,304,646
Atlassian Corporation	Common and Preferred Stock 33,396 shares	4,297,397
Bank of America Corporation*	Common and Preferred Stock 129,352 shares	4,284,138
Euronet Worldwide Inc.	Common and Preferred Stock 44,111 shares	4,163,196
Amphenol Corporation Class A	Common and Preferred Stock 53,002 shares	4,035,572
Snowflake Inc. Class A	Common and Preferred Stock 27,936 shares	4,009,933
Floor & Decor Holdings Inc.	Common and Preferred Stock 56,999 shares	3,968,840
Lam Resh Corporation	Common and Preferred Stock 9,400 shares	3,950,820
BWX Technologies Inc.	Common and Preferred Stock 65,887 shares	3,826,717
Hewlett Packard Enterprise Company	Common and Preferred Stock 236,275 shares	3,770,949
IDEX Corporation	Common and Preferred Stock 16,402 shares	3,745,069
NOV Inc.	Common and Preferred Stock 174,258 shares	3,640,250
Catalent Inc.	Common and Preferred Stock 79,418 shares	3,574,604
LKQ Corporation	Common and Preferred Stock 66,504 shares	3,551,979
Entegris Inc.	Common and Preferred Stock 53,774 shares	3,527,037
UGI Corporation	Common and Preferred Stock 94,888 shares	3,517,498
Churchill Downs Inc.	Common and Preferred Stock 16,560 shares	3,501,281
Cooper Companies Inc.	Common and Preferred Stock 10,414 shares	3,443,597
HealthEquity Inc.	Common and Preferred Stock 55,442 shares	3,417,445
Cloudflare Inc.	Common and Preferred Stock 75,256 shares	3,402,324
Mohawk Industries Inc.	Common and Preferred Stock 32,835 shares	3,356,394
Trimble Inc.	Common and Preferred Stock 65,797 shares	3,326,696
Datadog Inc.	Common and Preferred Stock 45,145 shares	3,318,158
Ingredion Inc.	Common and Preferred Stock 33,198 shares	3,251,080
Sarepta Therapeutics Inc.	Common and Preferred Stock 25,083 shares	3,250,255
Align Technology, Inc.	Common and Preferred Stock 15,235 shares	3,213,062
Huntington Bancshares Inc.	Common and Preferred Stock 226,407 shares	3,192,339
On Semiconductor Corporation	Common and Preferred Stock 50,175 shares	3,129,415
Acadia Healthcare Company Inc.	Common and Preferred Stock 37,658 shares	3,100,007
GlobalFoundries Inc.	Common and Preferred Stock 56,754 shares	3,058,473
ACV Auctions Inc. Class A	Common and Preferred Stock 362,242 shares	2,974,007
Momentive Global Inc.	Common and Preferred Stock 420,511 shares	2,943,577
PVH Corporation	Common and Preferred Stock 41,692 shares	2,943,038
Goldman Sachs Group Inc.	Common and Preferred Stock 8,531 shares	2,929,375
Brown & Brown Inc.	Common and Preferred Stock 51,117 shares	2,912,135
Cabot Corporation	Common and Preferred Stock 43,137 shares	2,883,277
Forward Air Corporation	Common and Preferred Stock 27,433 shares	2,877,447
National Retail Properties Inc.	Common and Preferred Stock 61,130 shares	2,797,309
Halliburton Company	Common and Preferred Stock 70,102 shares	2,758,514
Carter Inc.	Common and Preferred Stock 36,956 shares	2,757,287
Magna International Inc.	Common and Preferred Stock 46,742 shares	2,625,966
DoorDash Inc. Class A	Common and Preferred Stock 53,739 shares	2,623,538
Dycom Industries Inc.	Common and Preferred Stock 27,825 shares	2,604,420
Nvidia Corporation	Common and Preferred Stock 17,798 shares	2,601,000
Western Alliance Bancorporation	Common and Preferred Stock 43,353 shares	2,582,105
FTI Consulting Inc.	Common and Preferred Stock 16,067 shares	2,551,440
Tennant Company	Common and Preferred Stock 40,921 shares	2,519,506
MACOM Technology Solutions Holdings Inc.	Common and Preferred Stock 39,895 shares	2,512,587

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
ZipRecruiter Inc. Class A	Common and Preferred Stock 152,341 shares	2,501,439
CarGurus Inc. Class A	Common and Preferred Stock 178,026 shares	2,494,144
N-Able Technologies International Inc.	Common and Preferred Stock 239,102 shares	2,457,969
Keysight Technologies Inc.	Common and Preferred Stock 14,214 shares	2,431,589
Gartner Inc.	Common and Preferred Stock 7,212 shares	2,424,242
Certara Inc.	Common and Preferred Stock 149,505 shares	2,402,545
Sea Limited	Common and Preferred Stock 45,514 shares	2,368,093
LPL Financial Holdings Inc.	Common and Preferred Stock 10,540 shares	2,278,432
Huron Consulting Group Inc.	Common and Preferred Stock 31,374 shares	2,277,752
Graphic Packaging Holding Company	Common and Preferred Stock 100,972 shares	2,246,627
AerCap Holdings N.V.	Common and Preferred Stock 38,363 shares	2,237,330
WisdomTree Investments Inc.	Common and Preferred Stock 409,165 shares	2,229,949
KAR Auction Services Inc.	Common and Preferred Stock 169,774 shares	2,215,551
Pfizer Inc.	Common and Preferred Stock 43,170 shares	2,212,031
Cardinal Health, Inc.	Common and Preferred Stock 28,562 shares	2,195,561
Belden Inc.	Common and Preferred Stock 30,100 shares	2,164,190
Edwards Lifesciences Corporation	Common and Preferred Stock 28,905 shares	2,156,602
Sally Beauty Holdings Inc.	Common and Preferred Stock 171,611 shares	2,148,570
BankUnited Inc.	Common and Preferred Stock 63,196 shares	2,146,768
Trinet Group Inc.	Common and Preferred Stock 30,915 shares	2,096,037
National Bank Holdings Corporation Class A	Common and Preferred Stock 49,343 shares	2,075,860
Monday.com Limited	Common and Preferred Stock 16,840 shares	2,054,480
Bio-Techne Corporation	Common and Preferred Stock 24,762 shares	2,052,275
Chemed Corporation	Common and Preferred Stock 4,014 shares	2,048,866
Teleflex Inc.	Common and Preferred Stock 8,179 shares	2,041,724
Albany International Corporation Class A	Common and Preferred Stock 20,589 shares	2,029,870
ALLETE Inc.	Common and Preferred Stock 31,453 shares	2,029,033
Altra Industrial Motion Corporation	Common and Preferred Stock 33,857 shares	2,022,956
Kirby Corporation	Common and Preferred Stock 31,436 shares	2,022,907
Advanced Energy Industries Inc.	Common and Preferred Stock 23,559 shares	2,020,891
KBR, Inc.	Common and Preferred Stock 37,703 shares	1,990,718
Smartsheet Inc. Class A	Common and Preferred Stock 50,428 shares	1,984,846
Matson Inc.	Common and Preferred Stock 30,994 shares	1,937,435
Prosperity Bancshares Inc.	Common and Preferred Stock 26,634 shares	1,935,759
McKesson Corporation	Common and Preferred Stock 5,107 shares	1,915,738
ASGN Inc.	Common and Preferred Stock 23,447 shares	1,910,462
Charter Communications, Inc. Class A	Common and Preferred Stock 5,561 shares	1,885,735
UBS Group AG	Common and Preferred Stock 98,304 shares	1,835,336
Nasdaq Inc.	Common and Preferred Stock 29,720 shares	1,823,322
Carlisle Companies Inc.	Common and Preferred Stock 7,570 shares	1,783,871
Under Armour Inc. Class C	Common and Preferred Stock 199,166 shares	1,776,561
WillScot Mobile Mini Holdings Corporation	Common and Preferred Stock 39,235 shares	1,772,245
NRG Energy Inc.	Common and Preferred Stock 55,079 shares	1,752,614
Airbnb Inc. Class A	Common and Preferred Stock 20,479 shares	1,750,955
Range Resources Corporation	Common and Preferred Stock 69,089 shares	1,728,607
Box Inc. Class A	Common and Preferred Stock 55,403 shares	1,724,695

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Shell plc	Common and Preferred Stock 30,156 shares	1,717,384
Copart Inc.	Common and Preferred Stock 27,794 shares	1,692,377
Dynatrace Inc.	Common and Preferred Stock 43,914 shares	1,681,906
First American Financial Corporation	Common and Preferred Stock 32,116 shares	1,680,951
Okta Inc.	Common and Preferred Stock 24,570 shares	1,678,868
Supernus Pharmaceuticals Inc.	Common and Preferred Stock 46,670 shares	1,664,719
Consensus Cloud Solutions Inc.	Common and Preferred Stock 30,766 shares	1,653,980
Grand Canyon Education Inc.	Common and Preferred Stock 15,632 shares	1,651,677
Signature Bank	Common and Preferred Stock 14,292 shares	1,646,724
Diamondback Energy Inc.	Common and Preferred Stock 11,729 shares	1,604,293
Dolby Laboratories Inc.	Common and Preferred Stock 22,713 shares	1,602,175
Graco Inc.	Common and Preferred Stock 23,519 shares	1,581,888
Mednax Inc.	Common and Preferred Stock 105,685 shares	1,570,479
Barnes Group Inc.	Common and Preferred Stock 38,396 shares	1,568,469
Veracyte Inc.	Common and Preferred Stock 65,740 shares	1,560,010
Itron Inc.	Common and Preferred Stock 29,820 shares	1,510,383
Cohen & Steers Inc.	Common and Preferred Stock 23,380 shares	1,509,413
Generac Holdings Inc.	Common and Preferred Stock 14,824 shares	1,492,184
Woodward Inc.	Common and Preferred Stock 15,407 shares	1,488,470
AptarGroup Inc.	Common and Preferred Stock 13,507 shares	1,485,500
Prestige Consumer Healthcare Inc.	Common and Preferred Stock 22,637 shares	1,417,076
Oceaneering International Inc.	Common and Preferred Stock 79,688 shares	1,393,743
10X Genomics Inc. Class A	Common and Preferred Stock 38,143 shares	1,389,931
Alamos Gold Inc. Class A	Common and Preferred Stock 134,644 shares	1,361,251
Encompass Health Corporation	Common and Preferred Stock 22,418 shares	1,340,821
Hanesbrands Inc.	Common and Preferred Stock 210,033 shares	1,335,810
BRP Group Inc. Class A	Common and Preferred Stock 53,100 shares	1,334,934
NexTier Oilfield Solutions Inc.	Common and Preferred Stock 143,399 shares	1,325,007
Monro Inc.	Common and Preferred Stock 29,216 shares	1,320,563
Markel Corporation Holding Company	Common and Preferred Stock 988 shares	1,301,680
Knowles Corporation	Common and Preferred Stock 79,062 shares	1,298,198
John Bean Technologies Corporation	Common and Preferred Stock 14,214 shares	1,298,165
TreeHouse Foods Inc.	Common and Preferred Stock 26,175 shares	1,292,522
SpringWorks Therapeutics Inc.	Common and Preferred Stock 49,572 shares	1,289,368
ACI Worldwide Inc.	Common and Preferred Stock 54,754 shares	1,259,342
Teledyne Technologies Inc.	Common and Preferred Stock 3,142 shares	1,256,517
Hexcel Corporation	Common and Preferred Stock 21,068 shares	1,239,852
C.H. Robinson Worldwide Inc.	Common and Preferred Stock 13,403 shares	1,227,179
Tronox Holdings PLC	Common and Preferred Stock 89,450 shares	1,226,360
8X8 Inc.	Common and Preferred Stock 282,654 shares	1,221,065
Matthews International Corporation Class A	Common and Preferred Stock 39,570 shares	1,204,511
Docusign Inc.	Common and Preferred Stock 21,309 shares	1,180,945
Ciena Corporation	Common and Preferred Stock 22,989 shares	1,171,979
United Community Bank Blairsville Georgia	Common and Preferred Stock 34,651 shares	1,171,204
Texas Capital Bancshares Inc.	Common and Preferred Stock 19,288 shares	1,163,259
Knight-Swift Transportation Holdings Inc. Class A	Common and Preferred Stock 22,172 shares	1,162,035
Helen Trustoy Limited	Common and Preferred Stock 10,461 shares	1,160,230
Nevro Corporation	Common and Preferred Stock 29,274 shares	1,159,250

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Canada Goose Holdings Inc.	Common and Preferred Stock 64,676 shares	1,151,880
Agios Pharmaceuticals Inc.	Common and Preferred Stock 40,943 shares	1,149,679
Jacobs Solutions Inc.	Common and Preferred Stock 9,515 shares	1,142,466
Pacific Premier Bancorp Inc.	Common and Preferred Stock 35,433 shares	1,118,265
Nu Skin Enterprises Inc. Class A	Common and Preferred Stock 26,421 shares	1,113,909
Cimpress plc	Common and Preferred Stock 40,007 shares	1,104,593
Qualtrics International Inc.	Common and Preferred Stock 106,112 shares	1,101,443
Legend Biotech Corporation	Common and Preferred Stock 21,850 shares	1,090,752
NCR Corporation	Common and Preferred Stock 45,809 shares	1,072,389
World Wrestling Entertainment	Common and Preferred Stock 15,486 shares	1,061,101
CareDx Inc.	Common and Preferred Stock 92,240 shares	1,052,458
Omnicell Inc.	Common and Preferred Stock 20,497 shares	1,033,459
JBG SMITH Properties	Common and Preferred Stock 54,307 shares	1,030,747
Coherent Corporation	Common and Preferred Stock 29,321 shares	1,029,167
Summit Materials Inc.	Common and Preferred Stock 35,083 shares	996,019
SLR Investment Corporation	Common and Preferred Stock 71,426 shares	993,536
Sportradar Group	Common and Preferred Stock 97,923 shares	975,313
Aspen Technology Inc.	Common and Preferred Stock 4,552 shares	934,981
Farfetch Limited Class A	Common and Preferred Stock 197,603 shares	934,662
Arvinas Inc.	Common and Preferred Stock 27,313 shares	934,378
Tenable Holdings Inc.	Common and Preferred Stock 24,130 shares	920,560
Azekpany Inc.	Common and Preferred Stock 44,814 shares	910,620
Sotera Health Company	Common and Preferred Stock 107,361 shares	894,317
Haemonetics Corporation	Common and Preferred Stock 11,304 shares	889,060
IAA Spinco Inc.	Common and Preferred Stock 21,860 shares	874,400
iShares Russell Mid-Cap ETF	Mutual Fund 12,931 units	872,196
J & J Snack Foods Corporation	Common and Preferred Stock 5,824 shares	871,911
Mid-American Apartment Communities Inc.	Common and Preferred Stock 5,529 shares	867,998
Align Technology Inc.	Common and Preferred Stock 4,052 shares	854,567
PacWest Bancorp	Common and Preferred Stock 36,876 shares	846,304
Relay Therapeutics Inc.	Common and Preferred Stock 56,259 shares	840,509
Middleby Corporation	Common and Preferred Stock 6,260 shares	838,214
Sumo Logic Inc.	Common and Preferred Stock 103,469 shares	838,099
AZZ Inc.	Common and Preferred Stock 20,238 shares	813,568
NorthWestern Corp	Common and Preferred Stock 13,518 shares	802,158
Doximity Inc.	Common and Preferred Stock 23,727 shares	796,278
Infinera Corporation	Common and Preferred Stock 116,508 shares	785,264
Silgan Holdings Inc.	Common and Preferred Stock 14,994 shares	777,289
Heartland Express Inc.	Common and Preferred Stock 49,353 shares	757,075
Flowserve Corporation	Common and Preferred Stock 24,431 shares	749,543
Wolverine World Wide Inc.	Common and Preferred Stock 68,253 shares	746,005
C4 Therapeutics Inc.	Common and Preferred Stock 125,856 shares	742,550
Fox Factory Holding Corporation	Common and Preferred Stock 8,050 shares	734,402
Harsco Corporation	Common and Preferred Stock 115,479 shares	726,363
Axogen Inc.	Common and Preferred Stock 72,359 shares	722,143
IPG Photonics Corporation	Common and Preferred Stock 7,558 shares	715,516

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Rocket Lab USA Inc.	Common and Preferred Stock 187,771 shares	707,897
KB Home	Common and Preferred Stock 21,949 shares	699,076
iShares Core S&P Small-Cap ETF	Mutual Fund 7,279 units	688,885
Herbalife Nutrition Limited	Common and Preferred Stock 45,097 shares	671,043
Banner Corporation	Common and Preferred Stock 10,522 shares	664,990
1-800-FLOWERS.COM Inc. Class A	Common and Preferred Stock 68,553 shares	655,367
STAG Industrial Inc.	Common and Preferred Stock 20,115 shares	649,916
WSFS Financial Corporation	Common and Preferred Stock 14,323 shares	649,405
Coherus BioSciences Inc.	Common and Preferred Stock 79,387 shares	628,745
Albemarle Corporation	Common and Preferred Stock 2,874 shares	623,256
Sonos Inc.	Common and Preferred Stock 36,282 shares	613,166
Boston Properties Inc.	Common and Preferred Stock 8,654 shares	584,837
Mercury Systems Inc.	Common and Preferred Stock 13,048 shares	583,768
Designer Brands Inc. Class A	Common and Preferred Stock 58,411 shares	571,260
Berkshire Hills Bancorp Inc.	Common and Preferred Stock 16,638 shares	497,476
Stevanato Group S.p.A.	Common and Preferred Stock 25,257 shares	453,868
CalAmp Corporation	Common and Preferred Stock 101,302 shares	453,833
PetIQ Inc. Class A	Common and Preferred Stock 46,737 shares	430,915
Adeia Inc.	Common and Preferred Stock 38,844 shares	368,241
iShares Russell 2000 ETF	Mutual Fund 2,080 units	362,669
Rogers Corporation	Common and Preferred Stock 2,628 shares	313,626
Sterling Check Corporation	Common and Preferred Stock 20,214 shares	312,711
Istar Inc.	Common and Preferred Stock 33,007 shares	251,843
Enhabit Inc.	Common and Preferred Stock 11,204 shares	147,445
eHealth Inc.	Common and Preferred Stock 20,473 shares	99,089
Safehold Inc.	Common and Preferred Stock 2,526 shares	72,294
Total U.S. Equity Active Asset Class			1,178,441,898

U.S. Equity Index Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 16,720,645 units	995,363,305
Gaming & Leisure Properties Inc.	Common and Preferred Stock 155 shares	8,074
CTO Realty Growth Inc.	Common and Preferred Stock 256 shares	4,680
NT Collective Short Term Investment Fund*	Collective Trust Fund 240 units	240
Total U.S. Equity Index Asset Class			995,376,299

International Equity Active Class:
Mawer International Equity Collective Investment Trust Class B*	Collective Trust Fund 10,477,105 units	149,386,751
Polaris Capital Management Collective Investment Trust International Value Collective Fund*	Collective Trust Fund 14,813,877 units	147,792,129
Reliance Trust Instituitional Retirement Trust GQG Partners International Equity Fund Series 11 Class C*	Collective Trust Fund 9,248,142 units	113,567,187
Dodge & Cox International Fund*	Mutual Fund 1,970,197 units	84,935,175
Wilmington Trust Collective Investment Trust / Jennison International Equity Opportunities CIT Class J*	Collective Trust Fund 10,676,640 units	82,103,363
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending*	Collective Trust Fund 161,967 units	29,964,989
Total International Equity Active Asset Class			607,749,594

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
International Equity Index Asset Class:
NT Collective All Country World Index (ACWI) Ex/US Fund / Non Lending*	Collective Trust Fund 1,555,973 units	262,788,273
Blackrock FTSE RAFI Emerging Index Non Lendable Fund F	Collective Trust Fund 21,268 units	112,477
Total International Equity Index Asset Class			262,900,750

Participant Self-Directed Accounts	Various Investments	643,464,674
			643,464,674

Notes Receivable from Participants*	Interest Rate 4.25% - 9.25%	30,051,655
			30,051,655

Other:
BIF Money Fund*	Cash and Cash Equivalents 1,384,946 units	1,384,946
ML Vanguard Federal Money Market Forfeiture / Settlement*	Cash and Cash Equivalents 479,576 units	479,576
NT Collective Short Term Investment Fund*	Collective Trust Fund 314,347 units	314,347
Exide Technologies	Common and Preferred Stock 35,683 shares	24,978
Total Other			2,203,847

Grand Total			$6,001,283,933

* Indicates party-in-interest

AMGEN RETIREMENT AND SAVINGS PLAN
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Retirement and Savings Plan (Name of Plan)

Date:	June 14, 2023	By:	/s/ PETER H. GRIFFITH
Peter H. Griffith
Executive Vice President and
Chief Financial Officer
Amgen Inc.